Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AYTU BIOPHARMA, INC.

Aytu BioPharma, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aytu BioPharma, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 3, 2015 under the name Aytu BioScience, Inc.

SECOND: That Article IV, Section 1 of the Certificate of Incorporation of this corporation is amended by adding the following paragraph:

“Effective as of 12:01 a.m. Eastern Time on January 6, 2023 (the “Effective Time”), a one-for-20 reverse stock split of the Corporation’s common stock shall become effective, pursuant to which each 20 shares of common stock, par value $0.0001 per share, issued and outstanding or held as treasury shares at the Effective Time (hereinafter called “Old Common Stock”), shall be reclassified and combined into one share of common stock, par value $0.0001 per share (hereinafter called “Common Stock”), automatically and without any action by the holder thereof, subject to the treatment of fractional shares, and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu thereof, upon the submission of a transmission letter by a shareholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price per share of the Common Stock on the Nasdaq Capital Market at the close of business on the trading day preceding the date of the Effective Time. As soon as practicable following the Effective Time, the Corporation will notify its stockholders of record as of the Effective Time to transmit outstanding share certificates to the Corporation’s exchange agent and registrar (“Exchange Agent”) and the Corporation will cause the Exchange Agent to issue new certificates or book entries representing one share of common stock for every twenty shares transmitted and held of record as of the Effective Time. The Corporation’s authorized shares of Common Stock, each having a par value of $0.0001 per share, shall not be changed.”

THIRD: That said Certificate of Amendment, which amends the provisions of the corporation’s Certificate of Incorporation, has been duly adopted by the Board of Directors and stockholders of the corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of the corporation on this 4th day of January 2023.

/s/ Joshua R. Disbrow
Joshua R. Disbrow, Chief Executive Officer